

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

**August 17, 2006**

<u>**Via Facsimile (416) 360-2958 and U.S. Mail**</u>

Christopher Cummings
Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Vox 247
Toronto, Ontario M5L 1E8

    **RE:**    **QLT, Inc.**
              **Schedule TO-I filed August 3, 2006, as amended**
              **File No. 5-43381**

Dear Mr. Cummings:

    We have the following comments on the above-referenced filings.

<u>General</u>

1.     Please provide an analysis explaining why the "normal course issuer bid" was not subject to Rule 13e-4.

<u>7. Certain Conditions of the Offer, page 13</u>

2.     We note the introduction to section references "certain" conditions. Please revise the heading or disclose all conditions to the offer.

3.     We note your statement that you may assert conditions "regardless of the circumstances." If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

4.     Refer to condition (f). Please confirm that upon receipt of, or waiver of the requirement of receipt of the BMO opinion, five business days will remain left in the offering. In addition, please confirm that any opinion received will be filed as an exhibit to the Schedule TO.

August 17, 2006

5.      We note your statement that you may waive a condition "in whole or in part"  Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

6.      The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer.  Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.  Please confirm your understanding on a supplemental basis.

7.      We note your statement that your determinations "will be final and binding on all parties." Please revise this sentence to more precisely define its scope.  It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties.  For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Certain U.S. Federal Income Tax Consequences to U.S. Holders, page 33

8.      Item 1004(a)(1)(xii) of Regulation M-A requires that you discuss all material federal income tax consequences of the transaction.  Please revise to include such discussion or delete the word "certain."

9.      Please delete the statement that the summary "is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder." Investors are entitled to rely upon your disclosure.  Please make corresponding changes to the fourth paragraph on page 37.

10.     We note your statement that "U.S. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances."  While you may urge investors to consult their own tax advisors, you may not instruct them to do so.  Please revise. Please make corresponding changes to the fourth paragraph on page 37.

Closing Information

Please amend the your filing to comply with our comments.  You should include a letter responding to each comment, noting the location of the change in the revised material.  If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter.  Please also note the location of any material changes made for reasons other than in response to our comments.  We may have additional comments based upon our receipt of the revised materials and your response to our comments.  Please be advised that you may be required to extend this offer in order to allow

August 17, 2006

security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.  Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions